BLOG POST

Slabmags® started with a simple mission: to give collectors premium protection and presentation for their most valuable items. Since then, we've grown into one of the most trusted names in The Hobby-designing, manufacturing, and distributing hardware that collectors proudly display around the world.

Now, as we continue to grow, we're opening a **limited opportunity** for our most dedicated fans and followers: you may soon be able to own a piece of Slabmags through Wefunder.

We've already reached our **minimum funding goal,** and demand has been strong-meaning that membership spots and perks tied to this campaign are limited. If you've been waiting for the right moment, now's the time to explore what's possible.

This is not yet a public announcement-we're sharing it first with our community so you can **check out our Wefunder campaign page,** learn more, and reserve your interest before spots fill up.

How It Works
• **Sign up on Wefunder:** Visit our Wefunder campaign page and create your profile.
• **Choose your investment amount:** You can indicate as little as $100, while some of our supporters have committed upwards of $50,000.
• **Understand the terms:** Investments are structured through a SAFE (Simple Agreement for Future Equity). You can learn more about how SAFEs work directly on Wefunder.
• **Confirm your interest:** Once the campaign officially launches, you'll be able to finalize your commitment with one click.

Why This Matters
The collectibles market is booming-valued at **$35+ billion globally**-and Slabmags has already placed **200,000+ units in circulation**, earned the trust of high-profile collectors, and built a passionate community of **39,000+ fans**.
By joining early, you can align with us at the ground level, as we expand into new products, new markets, and new opportunities.

Exclusive Perks for Early Supporters
As an investor, you'll unlock access to perks you can't get anywhere else:
• Limited-edition etched Slabmags® released first through this campaign.
• Premium acrylic inserts for non-graded cards.
• Custom-fit aluminum Slabmags Stands, designed to showcase your collectibles.
• Blind Box reservations (Bronze, Silver, Gold)-a curated bundle available before public

launch, shipping in 2026 or earlier (within 60 days of campaign close).
Quantities are **limited-and once they're gone, they're gone.** You can view the full perks list directly on our Wefunder page.

Looking Ahead
Slabmags is more than just a product-it's a platform for innovation and growth in The Hobby. From premium protective cases to new display solutions, our focus will always be on helping collectors protect and present what matters most. We want our closest supporters to be with us at the foundation of this journey-not just as customers, but as partners in what comes next.

Ready to Be First?
We've already reached our minimum goal, and spots for membership perks are filling quickly.
👉 Check out our Wefunder campaign to learn more and reserve your place today.

Disclaimer:
We are gauging investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

EMAILS A/B Tests

Dear Collector,

At Slabmags®, our mission has always been to deliver the **most premium aluminum case with UV protection you can trust.** As more collectors join our community, we've found it challenging to keep up with demand while maintaining the quality and consistency that define our brand.

To address this, in **2026 we'll be introducing a limited membership program.** Membership is not required — everyone will still have access to our products — but this shift allows us to:

- *Give our most loyal supporters priority allocation on every new release.*

- *Keep production balanced with demand.*

- *Ensure Slabmags® continues to set the standard for quality and reliability.*

Membership will be capped at **200 slots** to protect quality and availability. After members receive their allocations, remaining products will still be available to all collectors.

👉 [Preview Our Wefunder Campaign](#)

This Wefunder preview is where you can learn more about our vision, our plans, and the role memberships will play in shaping the future of Slabmags®. Thank you for being part of this journey — it's because of you that we've grown to this point, and we want to make sure our most loyal collectors are always taken care of.

Thank You,

Team Slabmags

Disclaimer:

We are gauging investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Dear Collector,

We're opening something special to our community. As part of our upcoming Wefunder campaign, investors may have the chance to unlock **exclusive Collectors Boxes** — carefully curated assortments that could include:

- Limited-Edition *Etch Series Slabmags®*

- Premium Aluminum Display Stands

- Premium Acrylic Inserts for non-graded cards

👉 Preview Our Campaign on Wefunder

These **Collectors Boxes will be extremely limited** and available only on a first-come, first-serve basis.

In addition, our plans include:

- **Membership Access (200 max)** beginning in 2026, with early access and priority allocation for every new product release.

- An **ownership opportunity** through Wefunder's SAFE (Simple Agreement for Future Equity), giving backers the chance to share in Slabmags®' future growth.

We want our biggest supporters to see this first — before it goes public.

Best,
Team Slabmags

Disclaimer:
We are testing the waters under Regulation Crowdfunding (Reg CF). No money or other consideration is being solicited, and if sent, it will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received until a Form C is filed with the SEC and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. Perks, including memberships and

Collectors Boxes, are expected to begin fulfillment in 2026 or earlier, with delivery within 60 days following the official close of the campaign.

Dear Collector,

We're opening something special to our community. As part of our upcoming Wefunder campaign, investors may have the chance to unlock **exclusive Collectors Boxes** — carefully curated assortments that could include:

- Limited-Edition *Etch Series Slabmags®*

- Premium Aluminum Display Stands

- Premium Acrylic Inserts for non-graded cards

These **Collectors Boxes will be extremely limited** and available only on a first-come, first-serve basis.

In addition, our plans include:

- **Membership Access (500 max)** beginning in 2026, with early access and priority allocation for every new product release.

- An **ownership opportunity** through Wefunder's SAFE (Simple Agreement for Future Equity), giving backers the chance to share in Slabmags®' future growth.

👉 Preview Our Campaign on Wefunder

We want our biggest supporters to see this first — before it goes public.

Best,
Team Slabmags

Disclaimer:
We are testing the waters under Regulation Crowdfunding (Reg CF). No money or other consideration is being solicited, and if sent, it will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received until a Form C is filed with the SEC and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. Perks, including memberships and Collectors Boxes, are expected to begin fulfillment in 2026 or earlier, with delivery within 60 days following the official close of the campaign.

Dear Collector,

We're opening something special to our community. As part of our upcoming Wefunder campaign, investors may have the chance to unlock **exclusive Collectors Boxes** — carefully curated assortments that could include:

- Limited-Edition *Etch Series Slabmags®*
- Premium Aluminum Display Stands
- Premium Acrylic Inserts for non-graded cards

These **Collectors Boxes will be extremely limited** and available only on a first-come, first-serve basis.

In addition, our plans include:

- **Membership Access (500 max)** beginning in 2026, with early access and priority allocation for every new product release.
- An **ownership opportunity** through Wefunder's SAFE (Simple Agreement for Future Equity), giving backers the chance to share in Slabmags®' future growth.

👉 Preview Our Campaign on Wefunder

We want our biggest supporters to see this first — before it goes public.

Best,
Team Slabmags

Disclaimer:
We are testing the waters under Regulation Crowdfunding (Reg CF). No money or other consideration is being solicited, and if sent, it will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received until a Form C is filed with the SEC and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. Perks, including memberships and Collectors Boxes, are expected to begin fulfillment in 2026 or earlier, with delivery within 60 days following the official close of the campaign.

Dear Collector,

Reserve your membership + preview ownership today with as little as $100 (fully refundable). Spots are limited and may sell out before we go public.

Because of you, Slabmags® has grown into the leader in premium slab cases. Every limited edition we produce is intentionally crafted in small quantities to guarantee what matters most: the peace of mind that your slabs are fully protected with verified UV coating and premium quality that lives up to our name.

That's why we're introducing the **Slabmags® Membership (starting in 2026)**, giving our biggest supporters:

- **30-Day Early Access** to every new product drop before public release
- **Priority Allocation** — limits in place so members never miss out
- **Peace of Mind** — no lines, no rushing. Shop at your own pace during your 30-day window with inventory reserved
- **Public Release** — products still open to everyone 30 days later if allocation remains

Reserve Now: Invest in Slabmags: Premium Protection for the World's Most Valuable Collectibles | Wefunder, Home of the Community Round

Why Act Now

- **Limited Spots** — memberships may sell out before the public announcement
- **Early Preview** — you're seeing this before anyone else
- **Low Risk** — reserve today with $100 (fully refundable)
- **Flexibility** — decide later if you want to finalize your reservation

⚠️ Membership is optional. All products will still release publicly 30 days later. Full details are available on our Wefunder page.

Thank you for being with us on this journey — this is our way of making sure the community that built Slabmags® gets taken care of first.

Disclaimer (required in full):
We are testing the waters under Regulation Crowdfunding (Reg CF). No money or other consideration is being solicited, and if sent, it will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received until a Form C is filed with the SEC and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Best,

Team Slabmags

Dear Collector,

Because of you, Slabmags® has grown into the leader in premium slab cases. Every limited edition we produce is intentionally crafted in small quantities to guarantee what matters most: the peace of mind that your slabs are fully protected with verified UV coating and premium quality that lives up to our name.

That's why we're introducing the Slabmags® Membership (starting in 2026), giving our biggest supporters:

- **30-Day Early Access** to every new product drop before public release

- **Priority Allocation** with limits in place so members never miss out on new colors and products

- **Peace of Mind** — no lines, no rushing at release time. Shop at your own pace during the 30-day window, knowing inventory is reserved for members

- **Public Release** — products still reach the public after 30 days if allocation remains

Early Preview Before We Go Public

You're getting early access before our public launch. **Membership spots are limited and may sell out fast.**

👉 Preview Membership & Ownership on Wefunder »

Why Act Now

- Limited Spots — memberships may sell out before the public announcement

- Early Preview — you're seeing this before anyone else

- Low Risk — reserve your spot today with as little as $100 (fully refundable)

- Decide later if you want to proceed or get your money back

⚠️ Membership is optional. All products will still release publicly 30 days later. Full details are available on our Wefunder page.

Thank you for being with us on this journey — this is our way of making sure the community that built Slabmags® gets taken care of first.

Disclaimer:
We are testing the waters under Regulation Crowdfunding (Reg CF). No money or other consideration is being solicited, and if sent, it will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received until a Form C is filed with the SEC and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Best,

Team Slabmags

Dear Collector,

Thank you for being part of the Slabmags® community. Because of your support, we've grown into the go-to brand for premium slab cases — but demand now outpaces supply.

That's why we're introducing the **Slabmags® Membership (starting in 2026)**, giving our biggest supporters:

- **30-Day Early Access** to every new product drop before public release.

- **Priority Allocation** with limits in place to ensure every member has access to new colors and products.

- **Peace of Mind** — no waiting in lines or rushing at release time. Shop at your own pace during the 30-day window, knowing availability is reserved for members.

- **Public Release** — products still reach the public after 30 days if any allocation remains.

This is your **private first chance** to preview membership — and through our Wefunder page, you can also **reserve both membership + part ownership** of Slabmags® at the same time.

👉 Preview Membership & Ownership on Wefunder »

⚠️ Membership is optional. All products will still release publicly 30 days later. Full details are available at the bottom of our Wefunder page.

Best,

Team Slabmags

Dear Collector,

A Private Invite — Before We Go Public

As one of our earliest backers, I want to thank you once again for believing in us when we were just getting started. Your support helped give us the foundation we needed to grow — and because of that, I'd like to offer you something special. Before our new Wefunder campaign opens to the public soon, we're giving you **exclusive early access** to place a reservation. This private link is reserved only for you and a small group of our strongest supporters.

👉 Invest in Slabmags: Premium Protection for the World's Most Valuable Collectibles | Wefunder, Home of the Community Round

Limited Blind Box Perk (Supporter-Only Early Access)

We've created an **extremely limited Blind Box** as a thank-you to our earliest supporters. Each box includes:

- The new *Etch Series Slabmags*
- Premium display stands
- Custom acrylic inserts

These have been produced in very limited quantities (Details On Wefunder Page). Because you've been with us from the beginning, we wanted to make sure you had the option to reserve one before we open things up to the public. Once they're gone, they may not be available for quite some time.

Why This Matters

Slabmags has now been around for more than five years — something I couldn't have imagined without your early support. One of the most meaningful milestones was when you chose to join our first Wefunder raise through a **SAFE agreement**, which means you already hold a stake in the company's success. If you'd like to review the details of your past investment or learn more about how a SAFE works, I encourage you to log into your Wefunder account — all official terms and information are available there.

Since that first raise, we've been able to:

- Build the infrastructure needed to scale sustainably.
- Develop a pipeline of innovative products, including smart tech patents to push the hobby forward.

Other Ways to Support

Even if you don't invest again, your support still means so much. You can:

- Keep an eye out for our **public launch** — once it's live, that's the perfect time to share with friends and colleagues.
- Help spread the word when the campaign goes public.

For now, we ask that you keep things private, as this early access is reserved only for our earliest supporters.

Thank you again for standing with us from the very beginning. It means more than I can put into words, and I'd love for you to continue alongside us as we take this next step forward.

Disclaimer
We are gauging investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Dear Collector,

As one of our earliest backers, I want to thank you again for believing in us when we were just getting started. Your support gave us the foundation we needed to grow — and because of that, I'd like to offer you something special.

We've already reached our minimum funding goals, but before we go public, I want to give you early access to participate again — on your terms — before this round closes. This invitation is private and only available to our earliest supporters like you.

👉 Invest in Slabmags: Invest in Slabmags: Premium Protection for the World's Most Valuable Collectibles | Wefunder, Home of the Community Round

Limited Blind Box Perk (Supporter-Only Early Access)

We've created an extremely limited Blind Box as a thank-you for our earliest supporters. Each includes:

- The new Etch Series Slabmags

- Premium display stands

- Custom acrylic inserts

Quantities are very limited (details on our Wefunder page), and once they're gone, they may not be available again for quite some time.

Why This Matters

Slabmags has now been around for more than five years — something I couldn't have imagined without your early support. One of the biggest milestones was when you chose to join our first Wefunder raise through a SAFE agreement, giving you a stake in our success. If you'd like to review the details of your past investment or revisit how a SAFE works, you can log into your Wefunder account to see everything in one place.

Since that first raise, we've been able to:

- Build the infrastructure needed to scale sustainably.

- Develop a pipeline of innovative products, including <u>smart tech patents</u> to push the hobby forward.

Now that our minimum is secured, this round is already moving forward — but I wanted you to have the first chance to add to your position before the public launch.

Other Ways to Support

Even if you don't invest again, your support still means so much. You can:

- Keep an eye out for our public launch — the perfect time to share with friends and colleagues.

- Help spread the word once things go live.

For now, please keep this invite private — it's reserved only for our earliest supporters.

Thank you again for standing with us from the very beginning. It means more than I can put into words, and I'd love for you to continue alongside us as we take this next step forward.
